AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

INVENTTECH, INC.

ARTICLE

I

The name of this Corporation is Ener-Core, Inc.

ARTICLE

II

The Corporation has been formed and is authorized to carry on any lawful activity permitted to be carried on by a corporation under the Nevada Revised Statutes.

ARTICLE

III

The Board of Directors shall consist of one or more members. The number of directors shall be fixed from time to time by the resolution of the Board of Directors.

ARTICLE

IV

The Corporation is to have perpetual existence.

ARTICLE

V

The total authorized capitalization of the Corporation shall be and is the sum of 200,000,000 shares of common stock having a par value of $0.0001 per share and 50,000,000 shares of preferred stock having a par value of $0.0001 per share. All common stock of the Corporation shall have the same rights and preferences. All common stock shall carry full voting power and the shall be issued fully paid at such time as the Board of Directors may designate, in exchange for cash, property, or services, the stock of other corporations or other values, rights or things, and the judgment of the Board of Directors as to the value thereof shall be conclusive.

The preferred stock may be issued by the Corporation from time to time in one or more series and in such amounts as may be determined by the Board of Directors. The amounts, voting powers, designations, preferences, limitations, restrictions and relative rights of the preferred stock, and of each series thereof, shall be such as are fixed and determined by the Board of Directors and as are stated and expressed in a resolution or resolutions adopted by the Board of Directors providing for the issue of the preferred stock and of each series thereof.

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ARTICLE

VI

After the subscription price or par value has been paid in, the capital stock shall be and remain non-assessable. The private property of the stockholders shall not be liable for the debts or liabilities of the Corporation.

ARTICLE

VII

1. No director or officer of the Corporation shall be individually liable to the Corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a director or officer, provided, that the foregoing clause shall not apply to any liability of a director or officer for any act or failure to act for which the Nevada Revised Statutes proscribe this limitation and then only to the extent that this limitation is specifically proscribed.

2. The Corporation may, to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under the Nevada Revised Statutes from and against any and all of the expenses, liabilities or other matters referred to in or covered by the Nevada Revised Statutes.

3. Neither any amendment or repeal of any Section of this Article VII, nor the adoption of any provision of these Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action, suit, or proceeding accruing or arising or that, but for this Article VII, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE

VIII

The name and address of the Corporation’s registered agent for service of process is EastBizcom, Inc., 5348 Vegas Drive, Las Vegas, NV 89108.

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